Envoy Communications Group Inc.
1st quarter report 2002



Management Discussion and Analysis

RESULTS OF OPERATIONS

-- Net revenue
Net revenue for the three months ending December 31, 2001 was $16.6 million compared to $21.8 million in the three months ended December 31, 2000, representing a decrease of $5.2 million or 24%. The decrease in revenue results from a combination of a general economic slowdown in the North American and U.K. marketplace as well as a specific slowdown within the advertising and technology markets, particularly in New York. Our revenue from marketing activities decreased by $3.7 million from $7.7 million to $4.0. The largest portion of this decrease being a decline in revenue of $2.8 million in New York and a further net decrease of approximately $900,000 in revenue relating to Canadian marketing operations. Technology revenue decreased $1.7 million in the first quarter from $4.7 million last year to $3 million. Again the reduction in revenue relates largely to the decline in business in our New York operations. Net revenue from design services increased marginally, or $256,000. Revenue increases within the North American segment of the business were offset by a decline in revenue from the U.K. In addition, part of the increase relates to the establishment of Watt Russell and the acquisition of The International Design Group (Canada) Inc. (IDG) on January 1, 2001. This acquisition was accounted for using purchase accounting and as a result of this acquisition there are three months of net revenues included in the three months ended December 31, 2001 that were not included in our results of operations for the three months ended December 31, 2000.

In the three months ended December 31, 2001, net revenue from marketing operations represented approximately 24% of our net revenue, while design and technology represented 58% and 18% respectively. In the three months ended December 31, 2000, marketing represented approximately 35% of net revenue, while design and technology represented 43% and 22% respectively.

The geographical breakdown of our net revenue for the three months ended December 31, 2001 was 47% from the U.S., 22% from the U.K. and Continental Europe, and 31% from Canada. Net revenue for the three months ended December 31, 2000 was 47% from the U.S., 25% from the U.K. and Continental Europe, and 28% from Canada.


-- EBITDA
For the three months ended December 31, 2001, we had an EBITDA loss, before restructuring costs, of ($251,853) and for the three months ended December 31, 2000, we earned $4.4 million in EBITDA.


-- Operating expenses
Overall, operating expenses for the three months ended December 31, 2001 were $16.9 million, down approximately $470,000 from the total operating expenses for the three months ended December 31, 2000.

Salaries and benefits expenses for the three months ended December 31, 2001 was $13.2 million compared with $12.2 million in the three months ended December 31, 2000, representing a net increase of $1.0 million. Although salaries and benefits expenses were down in the advertising and technology businesses because of the slowdown in business, these reductions were offset by increased expenses in the design business and at the corporate level. Principally, salary expenses were higher in the design business as a result of the acquisition of IDG and the opening of Watt Russell.

General and administrative expenses for the three months ended December 31, 2001 was $2.4 million compared with $4 million for the three months ended December 31, 2000. The decrease in general and administrative expenses was largely due to reduced expenditures in the area of marketing, promotion and shareholder relations as well as reduced expenditures associated with reduced level of revenue. Occupancy costs for the three months ended December 31, 2001 was $1.3 million compared to $1.1 million for the three months ended December 31, 2000. Occupancy costs increased primarily relating to additional space in New York.

The decrease in interest charges was due to lower interest rates offset by additional interest expenses relating to the amortization of deferred financing costs that are recorded as interest expense.

In the first quarter of this year, approximately $386,000 in severance expenses were incurred in order to restructure our marketing business operations. In all, 36 people were affected by the restructuring, 21 in the U.S. and 15 in Canada. All severance costs associated with the restructuring were paid by December 31, 2001. The annual expense savings in salaries and benefits associated with this restructuring is approximately $3.6 million. Management continues to monitor the business activity and will make further reductions in the second quarter in order to bring expense levels back in line with historical expense ratios.

The above factors resulted in a decrease in our earnings before income taxes and goodwill amortization from $3.5 million to ($1.6) million.

Effective October 1, 2000, the Company was required to adopt, on a retroactive basis, the new accounting standards of the Canadian Institute of Chartered Accountants (CICA) for income taxes. The impact of this was to increase the Company's tax provision for the three months ended December 31, 2000 by $100,000. See Note 1 to the consolidated financial statements.

Goodwill amortization increased slightly from $731,000 to $795,000 due to the increased amount of goodwill derived from the acquisitions discussed above.


-- Net earnings (Loss)
Primarily as a result of the foregoing factors, we had a net loss of ($1.8) million for the three months ended December 31, 2001, compared to net earnings of $1.1 million for the three months ended December 31, 2000.


-- Per share amounts
The per share amounts are as follows: for the three months ended December 31, 2001, the fully diluted EBITDA per share was ($0.03), the fully diluted earnings before goodwill per share was ($0.05) and the fully diluted net earnings per share was ($0.09). For the three months ended December 31, 2000, the fully diluted EBITDA per share was $0.20, the fully diluted earnings before goodwill per share was $0.08 and the fully diluted net earnings per share was $0.05.



CASH FLOWS

Net cash provided by (used in) operating activities before any increase and decrease in non-cash operating working capital was ($926,000) for the three months ended December 31, 2001 and $2.7 million for the three months ended December 31, 2000. Decrease in net cash provided by operating activities is primarily due to decreased earnings, as discussed previously.

Net cash used in financing activities was $202,000 for the three months ended December 31, 2001 and net cash used in financing activities was $1.4 million for the three months ended December 31, 2000. Decrease is primarily due to the increase in debt in the current period reduced by the redemption of common shares.



FINANCIAL CONDITION

As at December 31, 2001 compared to September 30, 2001, the working capital balance deficit was ($2.6) million and the cash balance was $9.3 million at December 31, 2001. As at September 30, 2001, working capital deficit was ($430,000) and the cash balance was $21.8 million. The decrease is primarily due to an operating loss in the period as well as the purchase of capital assets and the redemption of common shares during the period.

During fiscal 2001, the Company established an extendable revolving line of credit under which it can borrow funds in either Canadian dollars, U.S. dollars or U.K. pounds sterling, provided the aggregate borrowings do not exceed Cdn$40,000,000. Advances under the line of credit can be used for general purposes (to a maximum of $2,000,000) and financing acquisitions which have been approved by the lenders. As at December 31, 2001 approximately $10.2 million has been borrowed under the facility, none of which is for general corporate purposes. As at December 31, 2001 the Company was not in compliance with its covenant calculations involving trailing 12-month earnings before interest, taxes, depreciation and amortization. The Company is currently in discussions with its lenders regarding the amendments to the covenant calculations going forward. As the lenders have the right to demand repayment of outstanding borrowings if the covenants are not met, the entire amount of the debt is classified as a current liability.




Envoy Communications Group Inc.
Consolidated Balance Sheet
(In Canadian dollars)
(Unaudited - Prepared by Management)

As at                                       December 31           September 30
                                                   2001                   2001
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ASSETS

  Current assets:

  Cash                                       $9,280,814            $21,781,809
  Restricted cash                               688,344                158,500
  Accounts receivable                        21,080,692             26,940,137
  Income taxes recoverable                      289,627                230,389
  Future income taxes                         1,456,540                712,000
  Prepaid expenses                            1,534,200              1,315,009
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                                             34,330,217             51,137,844


  Capital assets                             11,335,453             11,533,736
  Goodwill                                   49,384,651             49,675,115
  Other assets                                  718,405                681,387
  Future income taxes                           763,443                822,156
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                                            $96,532,169           $113,850,238
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LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities:

  Accounts payable
    and accrued liabilities                 $23,407,414            $38,728,210
  Deferred revenue                              694,904                300,071
  Amounts collected in excess of
    pass-through costs incurred               1,276,518              1,574,407
  Current portion of
    long-term debt                           11,577,804             10,965,089
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                                             36,956,640             51,567,777
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  Long-term debt                                858,606                963,076

  Shareholders' equity:

  Share capital                              54,255,222             54,883,305
  Retained earnings                           3,773,220              5,603,200
  Cumulative translation
    adjustment                                  688,481                832,880
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                                             58,716,923             61,319,385
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                                            $96,532,169           $113,850,238
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Envoy Communications Group Inc.
Consolidated Statements of Operations and Retained Earnings
(In Canadian dollars)
(Unaudited - Prepared by Management)

For the three months ended                  December 31            December 31
                                                   2001                   2000
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Net revenue                                 $16,620,236            $21,776,358

Operating expenses:

  Salaries and benefits                      13,169,678             12,210,069
  General and administrative                  2,371,900              4,044,752
  Occupancy costs                             1,330,511              1,087,311
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                                             16,872,089             17,342,132
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Earnings (loss) before interest expense,
income taxes, depreciation, goodwill
amortization and restructuring costs           (251,853)             4,434,226
  Depreciation                                  746,942                710,490
  Interest expense                              190,564                233,243
  Restructuring costs                           386,000                      -
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Earnings (loss) before income taxes
and goodwill amortization                    (1,575,359)             3,490,493


Income tax expense, excluding
  the undernoted                               (540,792)             1,575,378
Impact of tax rate changes (Note 1)                   -                100,000
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Earnings (loss) before goodwill
  amortization                               (1,034,567)             1,815,115
Goodwill amortization,
  net of income taxes of
  $6,000 (2000-$6,000)                          795,413                730,867
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Net earnings (loss)                         $(1,829,980)            $1,084,248

Retained earnings,
  beginning of period                         5,603,200              8,403,367

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Retained earnings,
  end of period                              $3,773,220             $9,487,615
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Net earnings (loss) per share-basic              $(0.09)                 $0.05
Net earnings (loss) per share-fully diluted       (0.09)                  0.05

Earnings (loss) per share before
  goodwill amortization-basic                     (0.05)                  0.09
Earnings (loss) per share before
  goodwill amortization-fully diluted             (0.05)                  0.08
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See accompanying notes to consolidated financial statements.



Envoy Communications Group Inc.
Consolidated Statement of Cash Flows
(In Canadian dollars)
(Unaudited - Prepared by Management)

For the three months ended                  December 31            December 31
                                                   2001                   2000
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CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings (loss)                         $(1,829,980)            $1,084,248

Items not involving cash:
Future income taxes (recovery)                 (683,689)               195,043
Depreciation                                    746,942                710,490
Goodwill amortization                           801,413                736,867
Amortization of deferred financing charges       39,672                  8,221

Net changes in non-cash working capital balances:

Restricted cash                                (529,844)                     -
Accounts receivable                           6,306,575             (7,372,957)
Prepaid expenses                               (260,190)              (584,180)
Accounts payable and accrued liabilities    (15,886,510)            11,463,274
Income taxes payable                            (82,873)               307,441
Deferred revenue                                363,242                 (5,300)
Amounts collected in excess of
  pass-through costs incurred                (1,003,518)               342,594
Other                                           (45,110)               (73,019)
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Net cash provided by (used in)
  operating activities                      (12,063,870)             6,812,722
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CASH FLOWS FROM FINANCING ACTIVITIES:

Long-term debt                                1,987,641                      -
Long-term debt repayments                    (1,518,228)            (1,459,996)
Issuance of common shares for cash                    -                267,573
Redemption of common shares                    (628,083)                     -
Reduction (increase) in restricted cash               -               (245,758)
Other                                           (43,304)                19,197
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Net cash used in financing activities          (201,974)            (1,418,984)
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CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of subsidiaries (net of
  cash acquired (bank indebtedness
  assumed) of $919,201; 2000-nil)               234,622                      -
Purchase of capital assets                     (546,329)              (612,198)
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Net cash used in investing activities          (311,707)              (612,198)
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Change in cash balance due to
  foreign exchange                               76,556                (43,159)
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(Decrease)/Increase in cash                 (12,500,995)             4,738,381
Cash, beginning of period                    21,781,809              7,105,418
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Cash, end of period                          $9,280,814            $11,843,799
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Cash flow from operations per share:

Basic                                            $(0.04)                 $0.13
Fully diluted                                    $(0.04)                 $0.12
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Supplemental cash flow information:

Interest paid                                  $140,744               $110,419
Income taxes paid                               266,975              1,026,206
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Supplemental disclosure of non-cash transactions:

Shares issued for non-cash consideration              -              3,623,824
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Envoy Communications Group Inc.
Notes to Consolidated Financial Statements


1. Income Taxes

Effective October 1, 2000, the Company was required to adopt on a retroactive basis the new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") for income taxes. Under this accounting standard, the Company is not required to restate its comparative figures for prior years.

Under these new standards, future tax assets and liabilities attributable to all temporary differences are measured using the future tax rates expected to be in effect when the items are recovered or settled. The effect of a change in tax rates must be recognized in income at the enactment date.

Previously, future tax assets and liabilities were recorded at the tax rate in effect in the period in which the temporary difference arose and were not adjusted for subsequent tax rate changes. The Company's temporary differences are principally in respect to deductible share issue costs that were recorded directly in capital stock rather than as a credit to income tax expense. There is no cumulative effect as of October 1, 2000 of this change in accounting policy.

As a result of the December 2000 announcement by the government to introduce legislation to reduce income tax rates over the next four years, the Company was required to revalue its future tax assets as at December 31, 2000 to reflect the reduction in future expected tax rates. This increased the Company's tax provision for the three months ended December 31, 2000 by $100,000. Under the CICA's new accounting standards, the Company is required to record this item as an adjustment to income tax expense, notwithstanding the fact that such amounts were not previously reflected in income tax expense when recorded.


2. Segmented Information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

                  By Customer Location                      By Geographic Area
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December 31, 2001          Net Revenue      Capital Assets            Goodwill
------------------------------------------------------------------------------
Canada                      $5,215,866          $8,181,913         $21,509,586
United States                7,760,326           1,251,848          19,898,249
United Kingdom and
  Continental Europe         3,644,044           1,901,692           7,976,816
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                           $16,620,236         $11,335,453         $49,384,651
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December 31, 2000
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Canada                      $6,186,066          $7,552,382         $21,970,618
United States               10,317,488             697,288          16,449,966
United Kingdom and
  Continental Europe         5,272,804           2,126,648           7,986,240
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                           $21,776,358         $10,376,318         $46,406,824
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The Company's external net revenue by type of service is as follows:

December 31                       2001                2000
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Net Revenue:
  Marketing                 $3,970,835          $7,668,623
  Design                     9,645,606           9,389,802
  Technology                 3,003,795           4,717,933
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                           $16,620,236         $21,776,358
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